EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

06016195

12g3-2(b) File No.82-4922

Ref No. CN. 383/2006

August 21, 2006

SEC MAIL RECEIVED PROCESSING
AUG 2 1 2006
WASH., D.C. 213 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Aug 21, 06

dlw 8/22

Summary Statement of Assets and Liabilities 1/

As at July 31, 2006

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	16,895,368,831.63	Deposits	681,884,441,448.90
Interbank and money market items	77,909,681,491.96	Interbank and money market items	28,997,531,028.02
Securities purchased under resale agreements	300,000,000.00	Liabilities payable on demand	6,681,898,775.14
Investments in securities, net	100,907,452,766.83	Securities sold under repurchase agreements	110,000,000.00
(with obligations 13,081,242,582.10 Baht)		Borrowings	38,640,626,534.91
Credit advances (net of allowance for doubtful accounts)	603,564,926,452.96	Bank's liabilities under acceptances	588,161,593.68
Accrued interest receivables	1,665,970,072.38	Other liabilities	18,766,419,550.57
Properties foreclosed	12,228,721,206.62	Total liabilities	770,869,073,931.28
Customers' liabilities under acceptances	588,161,593.68		
Premises and equipment, net	21,087,349,420.81	**Shareholders'equity**	
Other assets	19,584,840,807.45	Paid-up share capital	
		(registered share capital Baht 30,486,146,870.00)	23,819,411,330.00
		Reserves and net profit after appropriation	42,072,221,617.99
		Other reserves and profit and loss account	17,761,710,771.07
		Total shareholders' equity	83,653,343,719.06
Total Assets	854,522,417,650.34	Total Liabilities and Shareholders' Equity	854,522,417,650.34
Customers' liabilities under unmatured bills	4,742,966,084.92	Bank's liabilities under unmatured bills	4,742,966,084.92
Total	859,265,383,735.26	Total	859,265,383,735.26

	Baht
Non-Performing Loans as at June 30, 2006 (Quarterly)	42,493,339,024.42
(6.70 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at June 30, 2006 (Quarterly)	18,463,017,197.17
Actual allowace for doubtful accounts	28,934,543,502.81
Loans to related parties	13,863,443,225.23
Loans to related asset management companies	7,610,000,000.00
Loans to related parties due to debt restructuring	1,111,136,733.87
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital,	
permitted by the Bank of Thailand	-
Legal capital fund	97,028,965,591.54
Changes in assets and liabilities this month due to the penalty expenses from violating the	
Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	203,563,148.38
Total liabilities	838,862.75
Significant contingent liabilities	
Avals to bills and guarantees of loans	540,149,729.05
Letters of credit	15,071,292,346.46

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

MW